United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 333-118185	CUSIP Number 52109FAB3
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Lazy Days' R.V. Center, Inc.
Full Name of Registrant

Former Name if Applicable
6130 Lazy Days Blvd.
Address of Principal Executive Office (Street and Number)
Seffner, FL 33584
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have delayed filing our Quarterly Report on Form 10-Q for our fiscal third quarter ended September 30, 2008 (the “Form 10-Q”) in order to allow us additional time to assess the Company’s liquidity position and disclosures as a result of deteriorating industry conditions. The Company intends to file its Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25(b).

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Randall Lay	813	342-4237
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Revenues. Revenues decreased from $152.2 million in the three months ended September 30, 2007 to $90.1 million in the comparable period in 2008. Vehicle revenue decreased $59.0 million while finance and insurance income decreased $2.1 million and parts and service decreased $1.1 million. The Company’s sales declined during the period as a result of a decrease in overall industry demand for recreational vehicles.

  New Unit Sales. Sales of new vehicles were $50.2 million in the three months ended September 30, 2008 compared to $84.3 million for the comparable period in 2007. New vehicle unit sales decreased from 642 units for the third quarter of 2007 to 396 units in 2008. This was due to a decrease in motorized and towable unit sales.

  Pre-Owned Unit Sales. Sales of pre-owned vehicles for the third quarter of 2008 were $32.6 million compared to $57.5 million for the second quarter of 2007. Pre-owned vehicle unit sales decreased from 789 units for the third quarter of 2007 to 493 units in 2008 due to a lower demand in all product groups with the exception of fifth wheels.

LAZY DAYS' R.V. CENTER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-17-2008	By /s/	Randall Lay	Title:	Chief Financial Officer (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).